UNICORP, INC.
5075 Westheimer Rd., Suite 975
Houston, Texas 77056
(713) 402-6700
Fax: (713) 402-6799

October 11, 2006

Mr. Jason Wynn
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:  Unicorp, Inc.
    Registration Statement on Form SB-2
    File No. 333-137213
    Filed September 8, 2006
    Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
    File No. 0-10351

Dear Mr. Wynn:

This letter has been prepared in response to your request for Unicorp, Inc. ( the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your October 4, 2006 letter (the “Comment Letter”) concerning the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”) and Form 10-KSB for the Fiscal Year Ended December 31, 2005, filed on April 17, 2006.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Form SB-2

The Offering, page 1

COMMENT 1: Provide further explanation for why you have based the number of shares to register on a hypothetical stock price.

RESPONSE: As of September 8, 2006 (the date of the filing of the Registration Statement), the maximum amount that the Company could receive under the Standby Equity Distribution Agreement, dated February 3, 2006, was $5,800,000. The Company wished to register 10,000,000 shares of common stock under the Standby Equity Distribution Agreement. Thus the hypothetical stock price was based on dividing the remaining amount under the Standby Equity Distribution Agreement by 10,000,000,  which equaled $0.58.

Use of Proceeds, page 14

COMMENT 2: Provide further explanation for why you disclose a range of possible net proceeds you may receive under the Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners, L.P.

RESPONSE: We disclosed a range of possible net proceeds because we wanted to illustrate that differences in net proceeds we may receive based on the fluctuations in the stock price which determine the amount of net proceeds. Pursuant to the Standby Equity Distribution Agreement, once the underlying shares are registered and the Registration Statement is declared effective, we may request advances to Cornell Capital Partners. The maximum amount of each advance is $2,000,000. For each advance, a closing will be held the first trading day after the pricing period, at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. The ‘pricing period’ means the five (5) consecutive trading days (ie. any day during which the New York Stock Exchange is open for business) after we present an advance notice to Cornell Capital Partners. Thus the amount of advance is based on the stock value during a given pricing period. Given the fluctuations in our stock price, if our stock price decreases, we would be required to issue a greater amount of shares for an advance. For example, if our stock price decreases to $0.10 (the assumed offering price would be $0.096) and we would be able to draw an advance of $960,000 based on the 10,000,000 shares registered in this Registration Statement. Therefore, even if we could theoretically draw proceeds up to $5,800,000, the lower our stock price becomes, the less we are able to draw under the Standby Equity Distribution Agreement utilizing the number of shares we register under the Registration Statement. Therefore, we wanted to disclose a range of possible net proceeds to illustrate the potential differences in the proceeds we may receive.

Plan of Distribution, page 19

COMMENT 3: Disclose the aggregate dollar value of the shares registered in February and of those being registered now as compared to the dollar value of the shares underlying the SEDA We note that the number of shares registered in February on an assumed stock price of $1.7952 exceeded the $10,000,000 limit in the SEDA.

RESPONSE: In connection with the Standby Equity Distribution Agreement, dated February 3, 2006, we filed a registration statement on Form SB-2 with the SEC on February 8, 2006 (No. 333-131679) (the “February Registration Statement”) registering 5,903,743 shares of our common stock on behalf of the selling stockholders, which included: (i) Cornell Capital Partners, on whose behalf we registered 5,570,410 shares of common stock under the Standby Equity Distribution Agreement and 322,222 shares of common stock received from us on August 8, 2005 as a one-time commitment fee under that certain Standby Equity Distribution Agreement, dated August 8, 2005, and subsequently terminated on February 3, 2006; and (ii) Monitor Capital, Inc., on whose behalf we registered 11,111 shares of common stock received on August 8, 2005 as a placement agent fee in connection with the now-terminated Standby Equity Distribution Agreement, dated August 8, 2005. Under the February Registration Statement, we registered 5,570,410 shares under the Standby Equity Distribution Agreement at an assumed offering price of $1.7952, which would equate to approximately $10,000,000.032 in proceeds.

As of September 8, 2006 (the date of the filing of the Registration Statement), the Company had received $4,200,000 of gross proceeds since the February Registration Statement was declared effective and issued 5,569,058 shares to Cornell Capital Partners under the Standby Equity Distribution Agreement. In the accompanying Registration Statement, the Company is registering 10,000,000 shares under the Standby Equity Distribution Agreement. The maximum amount that the Company can receive under the Standby Equity Distribution Agreement is $5,800,000. We may request cash advances under the Standby Equity Distribution Agreement once the underlying share are registered and the Registration Statement is declared effective. A closing will be held the first trading day after the ‘pricing period’ at which time we will deliver shares of common stock and Cornell Capital Partners will pay the advance amount. The pricing period means the five (5) consecutive trading days (ie. any day during which the New York Stock Exchange is open for business) after we present an advance notice to Cornell Capital Partners. Thus, the stock price at which we make a closing under the Standby Equity Distribution Agreement fluctuates with the market, and there is no fixed or definitive dollar value of the shares for the number of shares that we registered in the Registration Statement.

We may continue to request cash advances until Cornell Capital Partners has advanced us a total amount of $5,800,000 or twenty four (24) months after the effective date of the Registration Statement, whichever occurs first.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 44

COMMENT 4: Please substantially revise your disclosure in this section to provide a more detailed explanation of the ineffectivenss of your disclosure controls and procedures. For example:

•	Disclose the precise date at which your certifying officers reviewed your disclosure controls and procedures and identified them as needing improvement.

•	Clearly describe the problems the officers identified as a result of their review.

•	Identify the date when each problem arose and the person who identified the problem.

•
Further describe the steps you took and are taking to remediate the situation. Ensure that this discussion specifies in sufficient detail the nature of any changes. Also, explain how the changes were intended to resolve the identified problems.

RESPONSE: In connection with the completion of its audit of, and the issuance of a report on April 13, 2006 on the Company’s financial statements for the year ended December 31, 2005, Thomas Leger & Co., L.L.P. (“Leger”) identified deficiencies in the design or operation of the Company’s internal controls that it considers to be material weaknesses in the effectiveness of the Company’s internal controls pursuant to standards established by the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The Company concurs with the two identified material weaknesses, as follows:

                (i) The Company has inadequate segregation of duties within each of its accounting processes and a lack of sufficient monitoring controls over these processes to mitigate this risk. The responsibilities assigned to the Company’s Chief Financial Officer include substantially all financial reporting and accounting functions with no additional personnel in the Company having an adequate knowledge of accounting principles and practices. Accordingly, the preparation of financial statements and related functional and monitoring controls has not been segregated, and

(ii) In 2004, the Company lacked procedures to properly account for non-routine transactions and preparation of certain financial statement disclosures in accordance with U.S. GAAP. As a result, certain transactions had not been properly recorded and several adjustments to the financial statements that were considered material to the financial position at December 31, 2004, and results of operations for the year then ended had to be recorded. Upon the completion of the audit for 2005, there were no adjustments required to the financial statements.

As of April 17, 2006 (the date the Annual Report on Form 10-KSB was filed), the Company had begun to take and implement the following remediation steps to remedy the material weaknesses identified by its auditors (as enumerated above in (i) and (ii) and enhance the internal control over financial reporting:

(i) Effective February 1, 2006, the Company hired a Chief Operating Officer who is responsible for approving all vendor invoices which pertain to the Company’s drilling and producing operations and the Company commenced the process of seeking an administrative assistant to process accounts payable, accounts receivable and payroll;

(ii) For all non-routine and complex accounting matters, the Company implemented a system whereby it will retain the outside services of a professional accounting firm; and

(iii) The Company will emphasize enhancement of the segregation of duties based on the limited resources the Company has and, where practicable, the Company will continue to assess the cost versus benefits of adding additional resources that would mitigate the situation.

As of April 17, 2006, there were no other material weaknesses identified other than the two weakness identified and described above. The Company has implemented (i), (ii) and (iii) as described above and continues to monitor the effectiveness of these controls and procedures to ensure full compliance with these measures.

The Company believes that it has fully described the material weaknesses and the steps it has taken and implemented to address these weaknesses in Item 8A - Controls and Procedures in the Form 10-KSB for the Fiscal Year Ended December 31, 2005.

Sincerely,

/s/ Kevan Casey
Kevan Casey, Chief Executive Officer